FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        August, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   September 9, 2003

MIRAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

August 27, 2003	NEWS RELEASE 03-19	MAE - TSE MNG - Amex

Miramar Reports Second Quarter Results, Reduces Yellowknife Gold Production
Underground Mining to Cease at Con Mine, Giant Mine to Continue Operating while
Miramar plans Transition into New, Low Cost Gold Production from its Hope Bay Project, Nunavut

VANCOUVER — Miramar Mining Corporation (“Miramar”) today announced consolidated net losses of C$7.4 million for the three months ended June 30th, 2003, primarily stemming from operating losses resulting from reserve failures at the Con Mine. As a result of on-going losses from operations, Miramar’s wholly owned subsidiary, Miramar Con Mine Ltd. (“Con Ltd.”), plans to terminate underground mining operations at its Con Mine in Yellowknife as of November 30, 2003. The nearby Giant Mine will continue to mine ore which will be processed through the Con Mine’s milling facilities. Con Ltd. will meet all of its severance and pension obligations and has provided sufficient funds to more than cover its reclamation obligations at the Con Mine as they currently stand.

Miramar plans to remain a gold producer in Yellowknife through mid-2005 generating 135,000-155,000 ounces of gold over the 2003-2005 period versus the approximately 210,000 ounces previously forecast, assuming production from the Giant Mine continues to be cash flow positive. At the end of this period, Miramar’s proposed new, low cost Doris North gold mine at Hope Bay, Nunavut should be close to production.

“Miramar’s production objective has been to generate free cash flow from its mature Yellowknife mines,” said Tony Walsh, Miramar’s President & CEO. “Despite the best efforts of our management and employees, operations at the Con Mine have fallen short of these objectives over the past nine months. After evaluating all of the alternatives, I regret that we see no opportunity for sustainable cash flow from the Con Mine. As a result, we have made the difficult decision to cease underground mining operations. Miramar’s future remains in the Canadian North and we are targeting our cash to explore and develop our exciting Hope Bay gold belt, which we believe holds tremendous potential for long-lived low-cost production.”

Second Quarter 2003 Results

Financial Results

For the three months ended June 30, 2003, consolidated net losses were $7.4 million or $0.06 per share, including the write down of Con Mine assets of $7.3 million and a charge to reclamation expenses of $0.5 million to reflect a revised mine plan. Also included in the second quarter is a gain of $5.6 million of tax benefits recognized as a result of a reduction in future income tax liability. Without these adjustments, operating losses would have been $5.3 million or $0.04 per share. This compares to net earnings of $2.4 million or $0.03 per share for the same period in 2002. Miramar anticipates that further provisions for severance, pension and other closure related costs may be recorded in the third and fourth quarters of 2003 which it is estimated could reduce earnings by approximately $4 to $7 million.

During the second quarter, Miramar invested $2.0 million in the Yellowknife mining operations for development and mine equipment and invested $6.5 million at Hope Bay in exploration, permitting and mine development.

Miramar has working capital of C$29.6 million at June 30, 2003, including $30.3 million in cash and cash equivalents. This amount excludes the proceeds of the financing completed August 14, 2003, which raised gross proceeds of $35.7 million.

In the second quarter, Miramar realized an average selling price of C$446 per ounce of gold, excluding the effect of market to market on certain call options. This compares to the C$481 average price achieved in the same period in 2002. The average spot market price of gold was C$492 for the second quarter of 2003.

Yellowknife Operations

As reported through the course of this year, a number of issues affected mining operations in Yellowknife during 2002 and the first half of 2003 and led to reduced gold production and increased costs. During the second quarter of 2003, the Con Mine delivered 35,201 tons grading 0.40 ounces of gold per ton, and the Giant Mine delivered 16,822 tons grading 0.36 ounces of gold per ton for processing at the Con mill. Combined, Miramar’s Yellowknife operations produced and shipped 18,524 ounces of gold at a cash cost of US$445per ounce versus 25,791 ounces at cash costs of US$197 per ounce in the same period in 2002. During the first six months of 2003, Miramar’s Yellowknife operations produced and shipped 46,761 ounces of gold at a cash cost of US$397 per ounce versus 57,540 ounces at cash costs of US$248 per ounce in the same period in 2002.

Production issues in 2002 and 2003 were primarily related to shortfalls in both mined grade and tonnage at the Con Mine. Other contributing factors to the production shortfalls include the collapse of the roof of the oxygen plant, a temporary shut down of the mill in May 2003, and a strengthening Canadian dollar offsetting some of the increases in US$ gold prices.

Some production shortfalls have occurred at the Giant Mine in 2003, but these have resulted from deployment of resources to the development of additional ore sources within the Supercrest area and are now being caught up, as anticipated. However, Con Ltd. will not recover the shortfalls experienced at the Con Mine. The Con Mine saw permanent reductions in reserve grade and tonnages following a reassessment of reserves resulting from the production shortfalls. This reduction means that the Con Mine cannot generate a sustainable level of cash flow positive gold production. As a result, Con Ltd. has made a decision to cease all underground mining operations at the Con Mine effective the end of November 2003.

Giant Mine to Continue Operating

Miramar believes it can sustain cash flow positive gold production from the nearby Giant Mine, where ore is currently being mined and trucked for processing at the Con mill. As a result, Miramar plans to consolidate all operational activities, except for processing, at the Giant Mine, and to expand production there from 7,000 tons per month to 10,000 tons per month. This will entail a small increase in employment at the Giant Mine from the current levels of 55 to approximately 60 employees.

Production Outlook

As a result of the changes to the Yellowknife operations, Miramar anticipates gold production of 80,000 – 90,000 ounces for 2003, 35,000 — 40,000 ounces in 2004 and 20,000 — 25,000 ounces in 2005. Total cash costs for these periods are expected to average approximately US$350 per ounce based on current exchange rates. The total cash cost includes certain fixed costs such as the oxygen plant lease and the property taxes that Con Ltd. would have to incur regardless of whether or not production continues. All future production at the Giant Mine is dependent on its ability to generate positive incremental cash flow from operations.

Employment Impact at Con Mine

As a result of the termination of underground mining operations at the Con Mine, reduced tonnages of ore to be processed through the mill and a consolidation of supervisory activity at the Giant Mine, employment at the Con Mine is expected to drop from the current levels of 250 to approximately 60 personnel on site. Under the previous mine plan, Con Ltd. had planned to layoff 55 employees in September, a further 50 employees in 2004, and the remainder in 2005.

Severance and Pensions

Con Ltd. recognizes the impact of its decision to wind down operations at the Con Mine, and will fully meet all obligations to its employees as they currently exist. As outlined above, Miramar expects that further charges for severance and pension costs will be booked in the third and fourth quarters of 2003.

Abandonment and Restoration

Miramar takes seriously its responsibilities for the abandonment and restoration of the Con Mine site. As announced on April 7, 2003, Con Ltd. sold its Bluefish hydroelectric power plant and placed the proceeds into a reclamation security trust to ensure the funding of the Con Mine site reclamation upon cessation of mining operations. As a result, up to $10 million is available to fund the reclamation obligations. This is more than the bonding requirements of $9.0 million and more than the estimated abandonment and restoration costs of $8.2 million for the Con mine site. These proceeds should enable Con Ltd. to fully meet the reclamation obligations at the Con Mine. Con Ltd. submitted a final Abandonment and Restoration plan to the Mackenzie Valley Land and Water Board in the first quarter of 2003, and is awaiting final approval. Activities undertaken will be consistent with this interim plan pending its approval.

Miramar expects that all arsenic trioxide wastes stored on site at the Con Mine will be reclaimed in 2003 and reprocessed by mid-2004.

Miramar has been conducting concurrent reclamation activities at the Con Mine site since 2000 and will commence major reclamation activities once mining operations cease. The major reclamation requirements include the removal of surface buildings and infrastructure, sealing of mine workings and abandonment and restoration of the tailings ponds, plus any other site remediation required. Miramar anticipates that the majority of these reclamation activities at the Con Mine will be contracted with local companies over several years, providing some local employment opportunities as these works progress.

Miramar’s wholly owned subsidiary, Miramar Giant Mine Ltd. acquired the Giant Mine in December 1999 and, as part of the purchase agreement, Miramar Giant Mine Ltd. is indemnified by the Federal Government of Canada’s Department of Indian Affairs and Northern Development (DIAND), from all environmental liabilities related to previous operations at the Giant Mine and the reclamation security provisions of the existing agreements between Miramar Giant Mine Ltd. and DIAND continue unaffected by the decisions related to the Con Mine.

Hedging

The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically. As at June 30, 2003 the Company had entered into the following gold contracts:

Anticipated Delivery/Expiry	Average Hedged Ounces	Average Call Price Per Ounce	Options Sold	Average Price Per Ounce

2003	8,800	C$474	--	--
2003	--	--	2,000	US$323
2004	26,400	C$478	36,000	C$478
	35,200		38,000

The fair market value at June 30, 2003 for the forward contracts was negative $45,000 and negative $1.1 million for the call options.

Con Mine History

The discovery of gold in the Yellowknife area in 1934 led to a gold boom and the opening of the Con Mine in 1938 led to the foundation of the City of Yellowknife. Following the opening of the Giant Mine in 1948, gold mining provided a cornerstone of the local economy for the next 65 years and spawned more than half a century of mining exploration in the Canadian North.

The Con Mine is one of the oldest operating mines in Canada and over its lifetime has produced more than 5.5 million ounces of gold at an average grade of more than half an ounce of gold per ton. Since opening, the Con Mine went through a series of expansions to handle newly discovered ore bodies, and the workings were eventually extended over more than one mile of strike and to depths of 6,400 feet below surface.

However, the lack of new discoveries during the past 10-15 years has resulted in a gradual depletion of reserves and increasing costs as lower grade and less accessible ores were mined to provide ore feed to the mill. The mine is at the end of its life.

Having said this, the Con Mine stands out as one of the larger and longest lived gold mines in Canada. It leaves behind a legacy of Canadian mining innovation and can proudly claim to have given birth to the capital of the Canadian North and to have catapulted Miramar into the ranks of significant Canadian gold companies. Miramar’s ten years of ownership at the Con Mine has provided it with invaluable operating experience in the Canadian North and in underground gold mining, which experience allows Miramar to enter a new phase of growth through the development and operation of its 100% owned Hope Bay belt. Miramar believes that it should be able to commence low cost gold production from the Doris North area of the Hope Bay belt in the latter part of 2005 and that this production will provide the basis for long term gold production from the Hope Bay belt.

Hope Bay Project

The Hope Bay project is 100% owned by Miramar, extends over 1,000 square kilometres, and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits which, host an aggregate measured and indicated resource of 1.6 million oz of gold averaging 15.7 g/t, plus an inferred resource of 2.7 million oz of gold averaging 12.3 g/t prior to the start of the 2003 program. All deposits remain open to expansion.

Miramar is committed to advancing Hope Bay to become a major Canadian gold producing Greenstone belt and has been rewarded with the results of the Boston deep drilling program, the extension of Suluk to depth and along strike and the RC successes of the 2003 winter drilling campaign.

Unless otherwise indicated, all financial information in this news release is presented in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles.

Forward Looking Statements

Statements relating to the expected future production and operating results and costs and financial condition of Miramar, estimates of timing and costs of environmental remediation programs, planned work at the Con Mine, the Giant Mine and the Hope Bay project and the expected results of work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral reserve and resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of Miramar’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental problems at Miramar’s properties; the possibility of cost overruns or unanticipated expenses in the exploration work program; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions or other factors should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572        Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email:   info@miramarmining.com

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

For the periods ended June 30, 2003 and 2002

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of dollars)

June 30, 2003 and December 31, 2002

	2003 (unaudited)	2002

Assets
Current Assets
Cash and cash equivalents	$ 30,256	$ 16,085
Short-term investments	--	23,694
Accounts receivable	1,158	1,157
Inventory (note 4)	7,889	11,163
Prepaid expenses	638	162

	39,941	52,261

Note receivable (note 4)	9,367	--

Electric power receivable (note 4)	7,037	--

Capital assets (note 4)	126,536	128,732

Cash collateral deposits	6,338	6,338

Northern Orion Explorations, Ltd. (note 3)	15,023	15,173

Investment in Sherwood Mining Corporation	675	803

Other assets	117	116

	$ 205,034	$ 203,423

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 10,380	$ 11,229

Deferred gain (note 4)	7,037	--

Provision for site reclamation and closure costs (note 4)	9,823	9,142

Deferred post-retirement benefits	1,588	1,509

Future income tax liability	15,796	18,875

	44,624	40,755
Shareholders' equity
Share capital	318,946	313,808
Special warrants	--	--
Contributed surplus	688	688
Deficit	(159,224)	(151,828)

	160,410	162,668

	$ 205,034	$ 203,423

MIRAMAR MINING CORPORATION
Consolidated Statement of Operations
(expressed in thousands of dollars)

Three month period ended June 30, 2003 and 2002

	3 months ended June 30		6 months ended June 30
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Revenue
Sale	$ 8,691	$ 12,418	$ 24,079	$ 27,124
Other income	1,091	175	1,380	304

	9,782	12,593	25,459	27,428
Expenses
Cost of sales	11,777	6,965	24,462	18,068
Depreciation and depletion	1,407	1,846	3,218	3,789
General and administration	1,098	752	2,024	1,496
Severances	105	--	105	--
Foreign exchange	244	(19)	197	(46)
Reclamation expense	765	304	886	676
Write down of mineral properties and other assets (note 4)	7,280	--	7,280	--
Other expenses	57	--	76	--

	$ 22,733	$ 9,848	$ 38,248	23,983

Earnings (loss) from operations before items noted below	(12,951)	2,745	(12,789)	3,445

Equity loss	(106)	(236)	(127)	(341)

Earnings (loss) before income taxes	$ (13,057)	$ 2,509	$ (12,916)	3,104

Income tax benefit (expense)	5,616	(122)	5,520	(152)

Net earnings (loss) for the period	(7,441)	2,387	(7,396)	2,952

Deficit, beginning of the period	(151,783)	(151,867)	(151,828)	(152,432)

Deficit, end of the period	$ (159,224)	$ (149,480)	$ (159,224)	$ (149,480)

Net earnings (loss) per share	$ (0.06)	$ 0.03	$ (0.06)	$ 0.04

Weighted average number of common shares	123,498,593	77,342,327	123,389,658	70,657,411

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of dollars)

Three month period ended June 30, 2003 and 2002

	3 months ended June 30		6 months ended June 30
	2003 (unaudited)	2002 (unaudited)	2003 (unaudited)	2002 (unaudited)

Cash provided by (used in):

Operations
Earnings for the period	$(7,441)	$ 2,387	$(7,396)	$ 2,952
Items not involving cash:
Depreciation and depletion	1,407	1,846	3,218	3,789
Gain on sale of assets	--	(98)	--	(98)
Income taxes	(5,692)	--	(5,692)	--
Write-down of mineral properties and other assets	7,280	--	7,280	--
Reclamation	480	172	682	310
Equity loss	106	236	127	341
Other	(36)	--	(67)	--
Net change in non-cash working capital:
Decrease (increase) in accounts receivable	352	(3,408)	--	(3,370)
Decrease (increase) in inventory	832	(2,676)	1,014	(3,136)
Decrease (increase) in prepaid expenses	594	364	(476)	(238)
Decrease (increase) in accounts payable and
accrued liabilities	(320)	(1,464)	(851)	(676)

	(2,438)	(2,641)	(2,161)	(126)

Investments:
Expenditures on plant, equipment and deferred
exploration	(8,574)	(5,902)	(14,941)	(8,153)
Short-term investments	--	--	23,694	--
Investment in Hope Bay Gold Corp, net of cash acquired	--	(1,831)	--	(2,316)
Sale of assets	(320)	3,846	(172)	3,846
Collateral deposits	--	--	--	116

	(8,894)	(3,887)	8,581	(6,507)

Financing:
Issue of special warrants and common shares for cash	7,378	28,240	7,751	31,929

	7,378	28,240	7,751	31,929

Increase (decrease) in cash and cash equivalents	(3,954)	21,712	14,171	25,296

Cash and cash equivalents, beginning of the period	34,210	17,077	16,085	13,493

Cash and cash equivalents, end of the period	$ 30,256	$ 38,789	$ 30,256	38,789

Non-cash investing and financing activities:
Increase in accounts receivable (note 4)	(9,267)	--	(9,267)	--
Sale of assets (note 4)	8,898	--	8,898	--

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements

Three month period ended June 30, 2003 and 2002

1.	Interim Financial Statements:

These interim consolidated financial statements (the “financial statements”) of Miramar Mining Corporation (the “Company”) have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2002, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statement and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company’s annual report for the year ended December 31, 2002.

2.	New Accounting Guidelines:

In February 2003, the Accounting Standards Board of the CICA issued Accounting Guideline No. 14 – Disclosure of Guarantees, which is effective for financial periods ending after January 1, 2003. The guideline requires the disclosure of guarantees including indemnification pursuant to contractual agreements.

As part of the arrangement to sell the Bluefish hydro-electric power plant (“Bluefish”) described in note 4 of these interim financial statements, the Company has completed an indemnity agreement with NERCO Minerals Company (“NERCO”), the previous owners of the Con mine, in which the Company agrees to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company has granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. (“Red Lion”) at the acquisition of the Con mine. Red Lion held a security interest in all the assets of the Con mine, including the Bluefish assets, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company has granted security interest on the Con mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the eventual reclamation of the mine.

3.	Northern Orion Explorations Ltd.:

On February 12, 2003, the Company granted an option to a third-party to purchase 22 million shares of its shares of Northern Orion Explorations Ltd. (“Northern Orion”) for consideration of $150,000. The option is exercisable at a price of $0.20 per share for total proceeds of $4.4 million, on or before August 5, 2003, which can be extended to November 5, 2003 for additional consideration of $50,000. If the closing price of the common shares of Northern Orion equals or exceeds $0.25 per share for ten consecutive trading days, the Company may accelerate the expiry date of the option to three business days following notification to the third-party. If the option is not exercised by the accelerated expiry date, the Company can terminate the option on payment of $200,000. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3 of 2002 Financial Statements. Subsequent to the second quarter, the option expired without being extended.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements

Three month period ended June 30, 2003 and 2002

4.	Property plant and equipment:

On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant to Northwest Territories Power Corporation (“Power Corporation”). Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power to the Con Mine. Sale consideration includes a non-interest bearing note for $10 million payable on December 31, 2004, the supply of power to the Con mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 and the supply of power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 1,500 kilo volt-ampere of demand for a five year period from 2005 to 2009. The note receivable for payment of $10 million and the power to be supplied free of charge have been recorded at fair values $9.4 million and $7.0 million respectively.

In the second quarter, the Company recorded a write down of $7.3 million to reflect the revised forecast of cash flow from its Con mine operations reducing capital assets for the Con mine by $5.0 million and supplies inventory by $2.3 million. In addition, the Company increased the provision for reclamation for the Con mine by $0.5 million to reflect the lower number of gold ounces expected to be produced over the remaining life.

5.	Cash collateral deposits:

On April 4, 2003, the Company completed an agreement with the Department of Indian Affairs and Northern Development (“DIAND”) to fund all remaining security deposits required by the water licence described in note 16 (d) of the 2002 financial statements for the Con Mine by assigning the promissory note for payment $10 million from the Power Corporation to a reclamation security trust. The Company will maintain the existing bond of $1.5 million described in note 8 of the 2002 financial statements until such time as the payment from the promissory note is made. The reclamation security trust will be used to fund the abandonment and reclamation of the site on completion of mining operations.

6.	Share Capital:

(a)	Authorized: 500,000,000 common shares without par value.
(b)	Issued:

	Number of Shares	Shares

Balance December 31, 2002	123,143,673	$ 313,808

Issued:
Common shares	(5)
Future income tax effect of flow through shares	--	(1,760)
On exercise of warrants	71,343	104
On exercise of stock options	232,450	274

Balance March 31, 2003	123,447,466	$ 312,421

Issued:
Common shares	3,475,000	6,992
Future income tax effect of flow through shares	--	(852)
On exercise of warrants	270,805	385

Balance June 30, 2003	127,193,271	$ 318,946

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements

Three month period ended June 30, 2003 and 2002

On June 25, 2003, the Company completed a private placement of 3,572,000 flow-through common shares at a price of $2.10 per common share. The Company must incur Canadian exploration expenditures as defined by the Canadian Income Tax Act on the Hope Bay project in the amount of $7,501,200 by December 31, 2004. The agent for the flow though share offering received commissions of $437,850 on closing and an option to purchase 208,500 common shares at $2.10 per share that expires on June 25, 2004. The fair value of these options at the grant date was $75,000 and has been shown on a net basis in share capital.

(c)	Stock Options:

The Company’s stock option plan is described in note 10 (c.) of the consolidated financial statements for the year ended December 31, 2002. At June 30, the Company had stock options outstanding as follows:

	Shares Options	Average Exercise Price

Outstanding, beginning of year	4,276,721	$1.25
Granted	1,202,963	1.89
Exercised	(232,450)	1.18
Forfeited and expired	(4,000)	1.90

Outstanding, March 31, 2003	5,243,234	$1.40

Granted	71,355	1.51
Exercised	--	--
Forfeited and expired	--	--

Outstanding, June 30, 2003	5,314,589	$1.40

The Company has elected not to use the fair value methods of accounting for stock options. Accordingly during the year, no compensation costs were recorded in the statement of operations for options granted to employees. Had compensation costs been determined using the fair value based method at the grant dates for awards under the Plan, The Company’s pro forma net losses, losses per share and fully diluted losses per share would have been as follows:

6 months ended June 30, 2003

Pro forma net losses	$ (8,264)
Pro forma losses per share
Basic and fully diluted	$ (0.07)

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.3%, a dividend yield of 0%, an expected volatility of 55% and expected lives of stock options of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation of its earnings per share for the period.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements

Three month period ended June 30, 2003 and 2002

(d)	Warrants and brokers compensation options:

At June 30, the Company had warrants and brokers compensation options outstanding as follows:

	Warrants	Average Exercise Price

Outstanding, beginning of year	10,479,539	$6.13
Exercised	(71,343)	1.46

Outstanding, March 31, 2003	10,408,196	$6.13

Expired	(9,848,505)	6.40
Exercised	(270,805)	1.42
Granted	208,500	2.10

Outstanding, June 30, 2003	497,386	$1.77

7.	Business Segments:

(a)

Reportable Segments – The Company’s two operating mines produce gold and are located in Canada. Hope Bay is an exploration stage gold property located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b)	Geographic Segments – The Company operates in Canada.

The Company’s property, plant and equipment and expenditures, revenue and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

3 months ended June 30, 2003	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operations	$2,019	$ 9,548	$(11,841)
Gold exploratio	6,537	--	--
Other	18	234	(1,110)

	$8,574	$ 9,782	$(12,951)

3 months ended June 30, 2002	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operat	$ 1,877	$12,418	$ 3,254
Gold explor	72,553	--	--
Other	(115)	175	(509)

	$ 74,315	$12,593	$ 2,745

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements

Three month period ended June 30, 2003 and 2002

6 months ended June 30, 2003	Capital assets	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operations	$ 7,226	$ 3,660	$ 24,936	$(11,163)
Gold exploration	118,875	11,205	--	--
Other	435	76	523	(1,626)

	$126,536	$14,941	$ 25,459	$(12,789)

6 months ended June 30, 2003	Capital assets	Capital expenditures	Revenues	Earnings (loss) before equity loss and taxes

Gold operations	$ 18,644	$ 3,074	$27,124	$ 4,544
Gold exploration	107,653	73,097	--	--
Other	1,064	6	304	(1,099)

	$127,361	$76,177	$27,428	$ 3,445

8.	Financial Risk Management:

The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically. As at June 30, 2003 the Company had entered into the following gold contracts:

Anticipated Delivery/Expiry	Average Hedged Ounces	Average Call Price Per Ounce	Options Sold	Average Price Per Ounce

2003	8,800	C$474	--	--
2003	--	--	2,000	US$323
2004	26,400	C$478	36,000	C$478
	35,200		38,000

9.	Financial Instruments:

The fair value excess (deficit) of derivative instruments and investments in Sherwood, based on the quoted market value, at June 30 are as follows:

	Carrying value	Fair value

Investment in Sherwood	$ 675	$ 800
Derivatives:
Gold forward sales contracts	--	(45)
Gold calls sold	(65)	(1,069)

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements

Three month period ended June 30, 2003 and 2002

The Company has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with respect of net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. At June 30, 2003, the Company was in compliance with these financial covenants.

10.	Subsequent Events:

(a)

On July 24, 2003, the Company entered into an agreement with a Canadian broker on behalf of a syndicate of underwriters to issue 14,300,000 common shares at a price of $2.10 per share for gross proceeds of $30,030,000. The underwriters also had an option to purchase up to an additional 2,400,000 common shares at the offering price to raise a further $5,040,000 which was exercised. The Company plans to use the net proceeds of this financing to advance its Hope Bay project and for general corporate purposes. The transaction was completed on August 14, 2003 for total gross proceeds of $35,070,000. As consideration for services, the underwriters received commissions of $1,753,500 and an agent’s option to acquire 835,000 shares. The agent’s option will be exercisable for 18 months at $2.10 per share.

(b)

On August 25, 2003, the Company made the decision to terminate mining from its underground operations at the Con mine in November, 2003. Mining will continue from the Giant mine and ore will continue to be processed at the Con mine milling facility.